Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Credo Technology Group Ltd	Cayman Islands
Credo Semiconductor Inc.	California
Credo Technology (HK) Limited	Hong Kong
Credo Semiconductor (Hong Kong) Limited	Hong Kong
Credo Technology (SH) Ltd.	China
Infinita Technology (SH) Ltd.	China
Credo Technology (HK) Limited Taiwan Branch	Taiwan
Credo Technology (SH) Ltd. Nanjing Branch	China
Credo Technology (SH) Ltd. Wuhan Branch	China